Filed Pursuant to Rule 433

Registration No. 333- 278270

March 27, 2024

ATS Announces C$163 Million Secondary Offering of

Common Shares

Cambridge, ON, March 27, 2024 (GLOBE NEWSWIRE) -- ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) has announced today that it has entered into an agreement with a fund managed by Mason Capital Management LLC (the “Selling Shareholder”) and Scotiabank (the “Underwriter”), acting as Sole Bookrunner, pursuant to which the Underwriter has agreed to purchase, on a bought deal basis, 3,500,000 common shares of ATS (the “Shares”) from the Selling Shareholder, at a price of C$46.55 per Share for gross proceeds to the Selling Shareholder of approximately C$163 million (the “Offering”). The Offering is expected to close on or about April 3, 2024 (the “Closing”).

The Selling Shareholder has granted the Underwriter an over-allotment option, exercisable, in whole or in part, at any time until and including 30 days following the Closing of the Offering, to purchase up to an additional 147,000 Shares.

All of the shares in the Offering will be sold by the Selling Shareholder. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholder.

The Selling Shareholder notes, “As a long-time investor in ATS, Mason remains committed to the Company as reflected by our significant ownership stake. We are proud of the Company’s growth and achievements to date. We look forward to our ongoing partnership with the Company’s management team, board and other stakeholders to continue driving growth and increasing shareholder value, and have full confidence in management and ATS’ value creation strategies.”

As part of the Offering, the Selling Shareholder has agreed, subject to certain exceptions, not to sell any Shares or other securities of ATS held by the Selling Shareholder as of the Closing for a period of 180 days from the Closing.

The Shares are being offered for sale pursuant to the Offering in all of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated March 27, 2024 (the “Base Shelf Prospectus”). The Company has filed a registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) and the Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States for the Offering. Before you invest, you should read the Base Shelf Prospectus, the Prospectus Supplement, when available, the documents incorporated by reference therein, the Registration Statement containing such documents and other documents the Company has filed with the SEC, for more complete information about the Company and the Offering. When available, these documents may be accessed for free on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com. You may also get these documents for free by visiting the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system on the SEC website at www.sec.gov.

Alternatively, copies of the Registration Statement, the Base Shelf Prospectus and the Prospectus Supplement relating to the Offering may be obtained, when available, upon request from Scotiabank at Attention: Equity Capital Markets, 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, by telephone at (416) 863-7704 or by email at equityprospectus@scotiabank.com or from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, by telephone at (212) 255-6854 or by email at us.ecm@scotiabank.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

Forward-looking Statements

This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations, including with respect to the Offering.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, ATS undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation